

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
Francis Biscan, Jr.
Chief Executive Officer
Tara Minerals Corp.
375 N. Stephanie St.
Henderson, NV 89014

   Re: Tara Minerals Corp.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed April 16, 2013
     Response dated March 26, 2014
     File No. 333-143512

Dear Mr. Biscan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 1. Business page 5</u>

1. We note your response to comment 1 from our letter dated March 5, 2014. Please confirm that in future filing you will include identifying numbers and expiration dates in your filing or as an exhibit to your filing.

2. We note your response to comment 3 from our letter dated March 5, 2014. Please tell us when these permits expired and the work you are able to perform on your property without permits.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director